[Chapman and Cutler LLP Letterhead]

June 21, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 6, 2024 (the “Registration Statement”. The Registration Statement relates to the Innovator Equity Income Daily Put-Write ETF (formerly Innovator Equity Premium Income Strategy ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

The Staff requests confirmation that the Fund’s next filing will consist of a full registration statement, including all exhibits. To the extent the registration statement is incomplete, please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 2

The Registrant confirms that it will endeavor to submit a full registration statement in its next filing.

Comment 3 – General

The Staff notes that all comments are global and apply to any similar or identical disclosures.

Response to Comment 3

The Registrant acknowledges all comments are global and has addressed the Staff’s comments across each Registration Statement.

Comment 4 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 4

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 5 – Investment Objective

The Staff notes the Fund’s investment objective provides that the Fund “seeks to provide current income while providing the potential for capital appreciation.” However, the principal investment strategies do not reference “current”. Please revise the disclosure so that “current income” is used consistently. Additionally, please clarify in the investment objective whether the Fund is seeking capital appreciation as opposed to potential for capital appreciation.

Response to Comment 5

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 6 – Annual Fund Operating Expenses

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1) Fees caption shows a fee of 0.00% because the Fund has not adopted any related plans and if the Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 6

The Trust confirms that the Fund currently has no plan to adopt a Rule 12b-1 Plan and will make such filings and revisions as necessary if such a plan is adopted.

Comment 7 – Principal Investment Strategies

The Staff notes the Fund’s principal investment strategies provide that the Fund “seeks to provide current income and a degree of capital appreciation.” Please define “a degree” and provide a source for the definition.

Response to Comment 7

The prospectus has been revised to remove the reference to “a degree” of capital appreciation, as reflected in Exhibit A.

Comment 8 – Principal Investment Strategies

The Staff requests that the Fund revise the prospectus to be more descriptive of the Fund’s returns rather than the specific components of the Fund’s investment strategies. The Staff notes that there are various components involved in producing the Fund’s returns. The Staff requests the investment strategies be revised to more accurately reflect the Fund’s returns rather than a specific component’s returns.

Response to Comment 8

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 9 – Principal Investment Strategies

The Staff notes the Fund’s principal investment strategies provides:

“The Fund seeks to achieve its objective by investing in: (1) a portfolio of equity securities (the “Equity Portfolio”) comprised primarily of issuers in the Solactive GBS United States 500 Index, or a similar broad U.S. large-capitalization equity index (the “U.S. Equity Index”);”

The Staff notes the disclosure should only reference current principal investment strategies of the Fund. Please revise to delete “a similar broad U.S. large-capitalization equity index,” or if there are multiple indices, please disclose accordingly.

Response to Comment 9

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 10 – Principal Investment Strategies

The Staff notes that the Fund uses the terms “U.S. Equity Index” and “SPX” interchangeably. Please review and revise the disclosure for accuracy.

Response to Comment 10

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. The Fund confirms that all references to a particular index are accurate in the revised prospectus.

Comment 11 – Principal Investment Strategies

The Staff requests the Fund enhance the ELN disclosure of the Fund’s investment strategy in a more comprehensive manner within the Item 4 disclosure and include more specificity in Item 9. For example, the Staff notes the disclosure does not include such material terms such as: the terms of the specific ELNs or the attendant risks, whether the ELNs reset, whether the ELNs provide for periodic interest payments, whether the ELNs have fixed or floating rates, whether the Fund will hold the ELNs to maturity, and how many ELNs the Fund will hold, among other material terms.

Response to Comment 11

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 12 – Principal Investment Strategies

The Staff notes the Fund obtains exposure to the put-write option contract strategy via “one or more rules-based indexes.” Please specify which index(es).

Response to Comment 12

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 13 – Principal Investment Strategies

The Staff requests the Fund explain the put-write strategy more fully. The Staff notes there is very little description of the put-write strategy, and all material details should be included. The term “systematic” is used consistently in the strategy’s description; please define the term and provide the definition’s source. Additionally, please consider adding examples of how the put-write strategy in Item 9. What is the Fund’s definition of short-dated? Will the associated put-write terms of the ELN be one of the primary considerations of the Fund when purchasing the ELNs?

Response to Comment 13

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 14 – Principal Investment Strategies

The Staff notes that the Fund provides that it may directly invest in the put-write option strategy that provides exposure to SPX. If the Fund will directly sell put options, please summarize that strategy earlier in Item 4 of Form N-1A in plain English and specify the type of options the Fund will utilize. What are the underlying options utilized by the Fund and/or the ELNs. Please clarify why the Fund would engage in the put-option strategy directly instead of through the ELNs.

Response to Comment 14

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 15 – Principal Investment Strategies

The Staff notes the Fund plans to invest in U.S. Treasuries “with maturities of less than one year.” Please specify the type of U.S. Treasuries the Fund will invest in and summarize any attendant risks.

Response to Comment 15

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. The Fund believes its risk disclosure adequately captures the risk profile of U.S. Treasuries in which it will invest.

Comment 16 – Principal Investment Strategies

The Staff requests the Fund consider revising the first paragraph of this section into smaller paragraphs or bullet points so that such disclosure is in plain English and more easily understood by a reasonable investor.

Response to Comment 16

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 17 – Principal Investment Strategies

The Staff requests the Fund’s investment strategy be revised for clarity with respect to the Fund’s returns, rather than that of the Fund’s various components of the Fund’s returns. For example, the Fund provides that it “seeks to invest in equity securities that are constituents of the U.S. Equity Index to provide investors with the performance that captures a degree of the returns associated with the U.S Equity Index.” The Staff requests that the disclosure be revised to clarify the Fund’s returns in light of the various components.

Response to Comment 17

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 18 – Fund Name

The Staff notes the name of the Fund includes “Premium Income,” but current disclosure suggests that shareholders will receive dividends and treasuries. Please consider whether the Fund’s name is accurate with respect to “Premium Income” or revise the disclosure accordingly.

Response to Comment 18

The Fund has changed its name to Innovator Equity Income Daily Put-Write ETF. The Fund is intended to be a vehicle for income, provided primarily through its strategy of investing in equity securities which may produce dividend income and premiums generated from a specialized daily put-write option strategy. The Fund believes its name accurately captures the Fund’s investment objective and strategy.

Comment 19 – Principal Investment Strategies

The Fund’s principal investment strategies provide that the Fund “expects that income will be distributed to shareholders [on a monthly basis].” Please confirm whether the income will be distributed on a monthly basis. The Staff notes that the distribution should be in line with the Fund’s investment objective.

Response to Comment 19

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 20 – Principal Investment Strategies

The Fund’s principal investment strategies provide the Fund is “subject to the downside performance of the U.S. Equity Index due to its direct holdings in the Equity Portfolio and the downside performance of SPX by virtue of its investment exposure to sold put-write option contracts.” The Staff notes this disclosure pertains to risks of investing in the Fund and the disclosure should be revised to include this disclosure in the principal risks section accordingly.

Response to Comment 20

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 21 – Principal Investment Strategies

The disclosure states that the Fund provides a loss profile that is mitigated by the premium income generated by the option strategy, specifically providing that any losses experienced by the Fund by virtue of its downside exposure to the U.S. Equity Index “will be offset by any premiums received through investment exposure to the put-write option contracts.” However, the disclosure also provides that the premiums generated will be used for income. Please confirm the functionality of the premiums of the Fund and revise as necessary.

Response to Comment 21

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 22 – Principal Investment Strategies

The Staff asks for confirmation that the presentation of the Fund Holdings table is accurate. Please revise as necessary or supplementally provide confirmation as to whether the weightings in the table and the described investment exposure is accurate.

Response to Comment 22

The Fund confirms that the presentation of the Fund Holdings table is accurate, including with respect to the weightings of the different investment sleeves of the portfolio. For further information, please see the response to Comment 26.

Comment 23 – Principal Investment Strategies

The Staff notes the SPX Put Selling component of the Fund’s strategy will comprise of 30-35% of the Fund’s assets. If the risk is limited to 35% of the Fund’s assets, could shareholders potentially lose more than their principal invested in ELNs? Would this change if the Fund used options directly? Please provide a supplemental explanation to the staff.

Response to Comment 23

The Fund cannot lose more than the principal amount invested in the ELNs. As explained below, the Fund currently does not intend to utilize option contracts directly to pursue its investment objective.

Comment 24 – Principal Investment Strategies

The Staff notes the Fund seeks exposure to the put-writing strategy through investing in ELNs, but also provides that the Fund may “in its discretion, implement this investment exposure with the sale of options directly.” Please confirm whether the Fund’s direct investment in option contracts would be a principal strategy? If so, please summarize pursuant to Items 4 and 9 of Form N-1A, otherwise in accordance with Item 16 of Form N-1A please revise to include this disclosure in the SAI.

Response to Comment 24

The Fund does not currently intend to utilize option contracts directly as part of its principal investment strategies. As such, the disclosure has been moved to the SAI in accordance with Item 16 of Form N-1A.

Comment 25 – Principal Investment Strategies

The Staff notes the Fund’s principal investment strategies provide the “ELN portfolio will comprise approximately 30-35% of the Fund’s assets, and the ELN portfolio is expected to provide exposure to put-writing that is equal to approximately 100% of the Fund’s assets.” Please consider revising to use “assets” instead of “portfolio”.

Response to Comment 25

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 26 – Principal Investment Strategies

The Staff requests clarification as to how the Fund’s ELN exposure, which is expected to be between 30-35% of the Fund’s assets, will implement a put-writing strategy that provides exposure to 100% of the Fund’s assets.

Response to Comment 26

The ELNs will follow the Goldman Sachs Enhanced Daily Put Writing Index (the “Put-Write Index”). The Put-Write Index sells one-day maturity options that are sold daily and provide three-times (3x) the notional exposure of the Put-Write Index on that given day. In light of this exposure, the Fund’s investment of approximately 30-35% of its assets will provide approximately 100% exposure to the Fund’s assets. The prospectus has been revised to provide additional clarity as to this point, as reflected in Exhibit A.

Comment 27 – Principal Investment Strategies

To allow for a reasonable shareholder to more easily understand, the Staff asks the Fund to consider adding a cross-reference to the SPX Put Selling row in the Fund Holdings table where it provides that its investment function is “subject to investment losses for the written put option contracts expiring in-the-money” providing for where additional information may be found.

Response to Comment 27

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 28 – Principal Investment Strategies

The Staff notes the Fund will invest “approximately 50% of its assets in equity securities of companies that are primarily in the U.S. Equity Index.” Please ensure the accuracy of this disclosure and revise to clarify that only a portion of the Fund’s assets are invested in the companies of the U.S. Equity Index and that the Fund will not fully participate in the gains or losses of the index in a given period.

Response to Comment 28

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 29 – Principal Investment Strategies

The Staff believes the description of the various components of the Fund’s investment strategy don’t appear to work in tandem. Please revise this section so that it is clear the totality of these components are related.

Response to Comment 29

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 30 – Principal Investment Strategies

The Staff requests the Fund please revise following disclosure for accuracy:

“The ELNs invested by the Fund will seek to reduce the risk of SPX losses with shorter-dated option contracts while simultaneously generating income by selling exposure to downside participation SPX.”

Response to Comment 30

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 31 – Principal Investment Strategies

The Staff notes the principal investment strategies provides:

“Further, each Put-Write Index tracked by the ELNs is expected to systematically select strike prices that increase the degree to which it is out-of-the-money in more volatile market environments, in an effort to decrease the risk that a particular option contract produces a loss. In exchange for the premiums received, the ELN, and therefore the Fund, is exposed to losses experienced by SPX. The ELNs in which the Fund will invest will provide daily exposure to a number of put option contracts that, if the value of SPX is below the strike price (i.e., the put option contract finishes “in-the-money”), would decrease the value of the ELN such that the Fund is subject to the entirety of the losses experienced by SPX, less any premiums received.”

Please confirm whether a specific premium level is sought-after by the Fund.

Response to Comment 31

Neither the ELNs, through the application of the Put-Write Index, or the Fund seeks a specific premium level. As described in the revised prospectus reflected in Exhibit A, the Put-Write Index, and therefore the Fund, seeks a low risk profile through utilizing 5 delta put options. The income generated from the put-write strategy by implementing this option strategy may vary based on market conditions.

Comment 32 – Principal Investment Strategies

The Staff requests the following disclosure be revised to be in plain English so that a reasonable investor may understand and provide additional clarity regarding terms of the put-option contracts (i.e., multiple strike prices with multiple maturity dates):

“[i]n exchange for the premiums received, the ELN, and therefore the Fund, is exposed to losses experienced by SPX. The ELNs in which the Fund will invest will provide daily exposure to a number of put option contracts that, if the value of SPX is below the strike price (i.e., the put option contract finishes “in-the-money”), would decrease the value of the ELN such that the Fund is subject to the entirety of the losses experienced by SPX, less any premiums received.”

Response to Comment 32

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 33 – Principal Investment Strategies

Please revise the principal investment strategies to clarify the strategy of the ELNs utilized by the Fund and how the components of the Fund’s strategy work together. If there are specific option contracts that will be utilized either by the ELN or the Fund, please disclose and include any attendant risks.

Response to Comment 33

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 34 – Principal Investment Strategies

The Fund Holdings table provides that U.S. Treasuries will comprise 15-20% of the Fund’s assets. However, the principal investment strategy also provides “[t]he Fund invests approximately 20% of its assets in U.S. Treasuries…” Please revise for consistency and accuracy.

Response to Comment 34

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 35 – Principal Investment Strategies

The Fund’s concentration policy provides “[t]he Fund will not concentrate (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of identified industries.” Please delete “identified” and harmonize the disclosure with the policy contained in the SAI. Additionally, in accordance with Rule 35d-1 of the 1940 Act please relocate the Fund’s 80% policy under its own heading and consider including this disclosure in the principal investment strategies. Further, please revise the disclosure to specify the derivatives used in the 80% basket.

Response to Comment 35

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. Additionally, the 80% policy as required by Rule 35d-1 has been moved to Item 9 of Form N-1A.

Comment 36 – Principal Risks

The Staff notes the Fund does not include any risk disclosure contemplating the Fund directly implementing in the put-write strategy. The Staff also asks the Fund to consider adding attendant risks associated with FLEX Options.

Response to Comment 36

The Fund does not currently expect to directly invest in option contracts, and has revised the prospectus accordingly, as reflected in Exhibit A.

Comment 37 – Principal Risks

The Staff notes the “Equity-Linked Notes Risk” provides:

“[s]uch increased exposure may subject the Fund to losses incurred by the ELN, if any, that are greater than the losses of those experienced by SPX if the SPX declines more the strike price of the put option contracts. In this regard, the ELN may experience greater losses than SPX if the value of SPX decreases significantly on any day.”

The Staff requests this disclosure be clarified, specifically regarding whether any ELN losses will be limited to the principal amount invested into the Fund?

Response to Comment 37

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 38 – Principal Risks

The Staff notes the “Equity-Linked Notes Risk” provides “[i]nvesting in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly.” However, the “Fund Investments–Principal Investments–Equity-Linked Notes” subsection provides “ELNs can provide a Fund with an efficient investment tool that may be less expensive than investing directly in the underlying securities.” Please revise and rectify these inconsistent statements relating to the Fund’s expenses.

Response to Comment 38

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 39 – Principal Risks

The Fund’s “Equity-Linked Notes Risk” provides that ELNs are “subject to certain debt securities risks.” The Staff requests the Fund consider deleting “certain” and revising the risk factor to summarize the attendant debt securities risks.

Response to Comment 39

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 40 – Principal Risks

The Staff notes it appears that there is no disclosure in the prospectus regarding the terms of the ELNs. Please describe the terms of the ELNs and revise the “Equity-Linked Notes Risk” to include the attendant risks associated therewith, including that the ELNs are not exchange-traded.

Response to Comment 40

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 41 – Principal Risks

The Staff requests the Fund revise the following sentence for clarity in the “Equity-Linked Notes Risk”:

“[p]rices of the Fund’s ELN investments may be adversely affected if any of the issuers or counterparties it is invested in are subject to an actual or perceived deterioration in their credit quality.”

Response to Comment 41

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 42 – Fund Investments

The Staff asks the Fund to consider enhancing its existing ELN disclosure contained in “Fund Investments–Principal Investments–Equity-Linked Notes”, to provide additional information relating to the Fund's specific ELN holdings. Please include any attendant risks associated with such revisions.

Response to Comment 42

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 43 – Principal Risks

The Staff requests the Fund revise the “Put-Write Risk” to provide that that potential ELN losses will only go to zero and will not exceed the principal of what is invested in the ELNs.

Response to Comment 43

The Fund notes that the requested disclosure is already contained in the “Put-Write Risk”, which provides “however, the Fund can potentially lose its entire investment in the ELN.” As such, the Fund respectfully declines to add any additional disclosure in accordance with the Staff’s comment.

Comment 44 – Principal Risks

The Staff notes the “Put-Write Risk” includes the phrase “significantly and quickly” when describing SPX losses. Please explain what is meant by “significantly and quickly” and consider using a quantitative measure instead.

Response to Comment 44

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 45 – General

The Staff notes the “Put-Write Risk” provides:

“Additionally, market conditions may negatively impact the amount of premiums received from selling put-write option contracts or impact the strike price of the option contracts, subjecting the Fund to more risk of loss.”

However, the Staff notes that elsewhere in the prospectus, the Fund provides “losses will be offset by any premiums received through investment exposure to the put-write option contracts.” Please harmonize these statements and ensure that the disclosure is not incongruous.

Response to Comment 45

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 46 – Principal Risks

The Staff notes the Fund’s “Option Contracts Risk” provides that the Fund seeks to “mitigate downside risk of the Fund.” The Staff notes the Fund’s investment objective is to provide income generation, so it is not clear what the purposes of this component of the Fund’s investment strategy provides. Please clarify.

Response to Comment 46

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 48 – Principal Risks

The Staff notes the Fund’s “Income Risk” provides:

“[t]he Fund’s income received, and therefore distributed, may vary and decline due to decreased dividend payments received and/or decreased premiums generated by the put-write option contract.”

Would it be more accurate to state that the premiums are generated by the ELN or exposure to the Put-Write Index? Please advise or revise accordingly.

Response to Comment 48

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 49 – Principal Risks

Please review the “Upside Participation Risk” to ensure that disclosure references the correct index.

Response to Comment 49

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 50 – Principal Risks

The Staff asks the Fund to consider revising the “Market Underperformance Risk” to contemplate that the Fund’s underperformance may be a result of greater exposure to downside of the U.S. Equity Index by virtue of its investments in ELNs.

Response to Comment 50

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 51 – Principal Risks

The Staff notes the Fund’s prospectus and SAI each provide that the options contracts are “settled through a clearing house and are guaranteed.” The Staff asks the Fund to consider revising to include that even though guaranteed for settlement through a clearinghouse, the options are still subject to risk, specifically counterparty risk.

Response to Comment 51

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 52 – Principal Risks

The Staff notes the disclosure contained in the “Correlation Risk” focuses on the value of ELNs. However, the Staff notes the optimization of the equity portfolio to the U.S. Equity Index also assumes some correlation to obtain “similar” returns. Consider revising the “Correlation Risk” to capture this risk as well.

Response to Comment 52

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 53 – General

Please supplementally disclose to the Staff which broad-based security index the Fund will use.

Response to Comment 53

The Fund will use the S&P 500 Index as its broad-based security index.

Comment 54 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the “Additional Information About the Fund’s Principal Investment Strategies” section provides:

“[t]he ELNs in which the Fund invests are derivative instruments that are specially designed to combine the economic characteristics of the S&P 500 Price Return Index and written put option contracts in a single note form and are not traded on an exchange.”

Please revise to fully explain that the ELNs only provide downside exposure to the S&P 500 Price Return Index. Additionally, the phrase “are not traded on an exchange” should be deleted or rephrased to reflect that it is not an economic characteristic.

Response to Comment 54

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 55 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the disclosure in the “Additional information About the Fund’s Principal Investment Strategies” section should be revised to contemplate the specific ELNs in which the Fund will invest. For example, the Staff notes the prospectus provides that “[i]nvesting in ELNs may also reduce the Fund’s volatility because the income generated from the ELNs would reduce potential losses incurred by the Fund’s equity portfolio.” Please revise to ensure that the specific instrument and its attendant risks are fully explained.

Response to Comment 55

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 56 – Fund Investments

To the extent the “Fund Investments” section contains risk disclosure, please revise to include such risk disclosure in the appropriate section. For example, the Staff notes that within the “Fund Investments–Principal Investments–Equity-Linked Notes” subsection, the Fund provides “[t]here can be no assurance that there will be a trading market for an ELN or that the trading price of the ELN will equal the underlying value of the instruments that it seeks to replicate.” This should be relocated to the risks section and under the appropriate heading.

Response to Comment 56

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 57 – Additional Risks of Investing in the Fund

The Staff requests the Fund in supplemental correspondence advise what item in Form N-1A the section entitled “Additional Risks of Investing in the Fund” is responsive to. Please advise or revise.

Response to Comment 57

The above-referenced section is responsive to Item 9(c) of Form N-1A, which provides the Fund shall “[d]isclose the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.” The title of the section has been revised to “Risks of Investing in the Fund”.

Comment 58 – Additional Risks of Investing in the Fund

The Staff notes the “Equity-Linked Notes Risk” provides:

“the ELN may experience greater losses than SPX if the value of SPX decreases significantly on any day. Investing in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly.”

Please revise this disclosure to ensure that the disclosure in the “Principal Risks” section includes both the Fund’s potential losses and the ELN’s potential losses being greater than SPX’s losses.

Response to Comment 58

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 59 – Additional Risks of Investing in the Fund

The Staff notes the “Equity-Linked Notes Risk” provides “[i]nvesting in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly.” Please revise this sentence to be consistent with other disclosures in the prospectus.

Response to Comment 59

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 60 – Additional Risks of Investing in the Fund

The Staff requests the Fund review and confirm that the reference to SPX in the “Put-Write Risk” is accurate. Please review and revise as necessary.

Response to Comment 60

The risk factor correctly references SPX with respect to the options written by the ELN, as reflected in the revised prospectus attached hereto as Exhibit A.

Comment 61 – Management of the Fund

The Staff requests the Fund review and revise as necessary to ensure that the Investment Adviser’s experience is fully disclosed in response to Items 10(a)(1) and 10(a)(2) of Form N-1A.

Response to Comment 61

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 62 – Treatment of the Fund’s Option Contracts

The Staff notes the Fund references straddle rules with respect to option contracts. Please review and revise the strategy as necessary in light of the Fund’s investment strategies.

Response to Comment 62

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 63 – Net Asset Value

The Fund notes the “Net Asset Value” section should be revised to include the procedures for valuing the Fund’s ELNs.

Response to Comment 63

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 64 – Net Asset Value

Please review the applicability of, and revise as necessary, the disclosure relating to FLEX Options within the Fund’s Net Asset Value section.

Response to Comment 64

The Fund respectfully declines to remove the FLEX Options disclosure in the Net Asset Value section. The disclosure in the section represents the valuation procedures of the Trust, which apply to the Fund. Additionally, it is possible that the Fund may invest in FLEX Options, albeit currently not on a principal basis. As such, the FLEX Options valuation procedures may be relevant.

Comment 65 – Other Investment Companies

The Staff notes the title of this section differs from other Innovator filings which use the title “Investments in Other Investment Companies”. Please consider revising for consistency. Additionally, the Staff notes that any executed Rule 12d1-4 agreements are, in its view, material contracts that must be filed as an exhibit to the registration statement. Please file any such contracts or supplementally explain why such exhibits are not necessary.

Response to Comment 65

The Fund believe that the current presentation is most accurate with the formulation of Rule 12d1-4. The Rule applies equally to both other investment companies that may invest in the Fund as it does to the Fund investing in other investment companies. As such, the Fund believes that the current presentation of the heading and related disclosure appropriately reflects the operation of Rule 12d1-4 as applied to the Fund.

Comment 66 – Declaration of Trust

The Staff notes Article IV, Section 3(a)(16) of the Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) states, in part, that the Board of Trustees may, subject to the requisite vote for such actions as set forth in the Declaration of Trust and the By-Laws of the Trust, “engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include, without limitation, the power of the Trustees, or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by any person, including a shareholder in its own name or in the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust…”

In the prospectus, please add a new section disclosing this provision in the Declaration of Trust. Please also disclose in the prospectus that the power of the Board of Trustees to dismiss any action with respect to the above-referenced disclosure would not apply to claims arising out of federal securities laws.

Response to Comment 66

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
June 21, 2024

Prospectus

Innovator Equity Income Daily Put-Write ETF

(_____— ____)

_________, ____

Innovator Equity Income Daily Put-Write ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on _________ (“_____” or the “Exchange”). Market prices may differ to some degree from the net asset value of Shares. Unlike mutual funds, the Fund issues and redeems Shares at net asset value only in large blocks of Shares called “Creation Units.” The Fund is a series of the Trust and is an actively managed exchange-traded fund organized as a separate series of a registered management investment company.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

ii

Innovator Equity Income Daily Put-Write ETF

Investment Objective

The Fund seeks to provide current income while providing the potential for capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund is an actively-managed exchange-traded fund (“ETF”) that, under normal market circumstances, seeks to provide current income while maintaining the potential for capital appreciation. The Fund’s investment strategy is designed to provide investors with performance that captures a level of the returns associated with U.S. large capitalization equity securities, while providing incremental monthly distribution payments. As further described below, the Fund seeks to implement its principal investment strategy by investing (i) in equity-linked notes (“ELNs”) that provide monthly income distributions from its daily “put-write” exposure; (ii) a portion of its assets in select equity securities that comprise a broad U.S. large capitalization equity index; and (iii) in U.S. Treasury bills (“U.S. Treasuries”) and/or money market funds, as follows:

•	Current Income. The Fund seeks to provide current income through monthly distributions. The Fund’s income is expected to be received primarily from its purchases of ELNs that implement a put-write option strategy. The ELNs provide the Fund with monthly distributions comprised of premiums generated from selling single-day expiration, out of the money put option contracts on the S&P 500® Price Return Index (“SPX”) that provides exposure to approximately 100% of the Fund’s assets. The Fund also expects to receive income generated by its investments in U.S. Treasuries and dividends, if any, from its investments in components of the Solactive GBS United States 500 Index (the “U.S. Equity Index”), as detailed below.

•	Capital Appreciation. The Fund invests approximately 50% of its assets in certain equity securities that are components of the U.S. Equity Index, a broad U.S. large-capitalization equity index (the “Equity Portfolio”). The Fund’s Equity Portfolio seeks to provide the potential for capital appreciation by experiencing the performance of the U.S. Equity Index to the extent of the Fund’s investment.

The Fund will also be subject to the downside performance of the U.S. Equity Index and SPX through its respective holdings in the ELNS and the Equity Portfolio. See “Investment Portfolio—Daily Put-Write Exposure” and “Investment Portfolio—Equity Portfolio” below. The Fund’s monthly income payments to investors may not be sufficient to offset any such losses on a total return basis.

The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). The Fund will not concentrate (i.e., holds 25% or more of its net assets) in the securities of issuers in any one industry or group of industries. The Fund is classified as a “non-diversified company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investment Portfolio

The Fund is designed to provide investors with performance that captures a level of the returns associated with U.S. large capitalization equity securities, while providing incremental monthly distribution payments, with an investment portfolio describe below. The following chart represents the Fund’s portfolio, related investment function of each component, and associated weight within the portfolio.

Innovator Equity Income Daily Put-Write ETF – Fund Holdings
Portfolio Investment	Approximate Weightings	Investment Details	Investment Function
Daily Put-Write Exposure	30-35% of the Fund’s assets	The Fund seeks exposure to SPX put-writing principally through a portfolio of ELNs.	Provides the Fund with recurring monthly income. One day maturity, out-of-the-money put option contracts with exposure to approximately 100% of the Fund’s assets provide premiums generated from options selling while subjecting the Fund to potential downside exposure from losses experienced by SPX. See “Principal Investment Strategies–Daily Put-Write Exposure” and “Additional Information About the Fund’s Principal Investment Strategies” for additional information.
Equity Portfolio	50% of the Fund’s assets	The Fund invests in a representative sample of equity securities of companies in the U.S. Equity Index.	Seeks to provide the potential for capital appreciation by replicating the returns of the U.S. Equity Index while also providing dividend income, each to the extent of the Fund’s investment weighting. See “Principal Investment Strategies–Equity Portfolio” for additional information.
U.S. Treasuries and/or Money Market Funds	15-20% of the Fund’s assets	The Fund invests in: (1) U.S. Treasuries with maturities of less than one year; and/or (2) money market funds.	Provides the potential for income. See “Principal Investment Strategies–U.S. Treasury Bills and Money Market Funds” for additional information.

Daily Put-Write Exposure

ELN Investments

The Fund’s ELN investments will comprise approximately 30-35% of the Fund’s assets and: (i) seek to generate premiums from selling single-day, out of the money put option contracts that reference SPX (the reference asset utilized by the ELNs); and (ii) will subject the Fund to exposure to price decreases experienced by SPX, experiencing losses if SPX decreases in value below the strike price. As described below, each of the ELNs purchased by the Fund are expected to track the performance (and sought-after income generation) determined by the Goldman Sachs Enhanced Daily Put Writing Index (the “Put-Write Index”).

ELNs are hybrid derivative-type instruments that are designed to combine the characteristics of one or more reference securities (e.g., a single stock, a stock index or a basket of stocks (“underlying securities”)) and a related equity derivative. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and that are designed to offer a return linked to the underlying instruments within the ELN. The ELNs will provide exposure to the Put-Write Index in a single note form and seek to provide recurring monthly income. The ELNs in which the Fund expects to invest are sold by major global financial institutions with maturities of approximately one-year. The ELNs are not traded on an exchange and are redeemable with the issuer and are callable by the issuer pursuant to the terms of each ELN. The ELNs do not participate in any upside experienced by the reference asset and is only entitled to gains to the extent of premiums received for selling the option contract. With the premiums generated from selling put option contracts, the ELNs are expected to provide recurring cash flow to the Fund from the premiums accumulated over a given month. For additional information regarding the terms of the ELNs, see “Additional Information About the Fund’s Principal Investment Strategies”.

Put-Write Index

The Fund’s ELN investments, through implementation of the Put-Write Index, are expected to provide exposure to written put option contracts equal to approximately 100% of the Fund’s assets. In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option contract the right to buy or sell a particular asset at a specified future date at an agreed upon price. A put option contract gives the buyer of the put option contract the right (but not the obligation) to sell, and the seller of the put option contract (the “writer”) the obligation to buy, a specified amount of an underlying security at a pre-determined price (the “strike price”). If the price of the reference asset finishes above the strike price, the option contract expires worthless and the writer of the put option contract will experience a gain equal to the premium received for selling the option contract. If the price of the reference asset finishes below the strike price, the writer of the put option contract will experience losses equal to the difference between the price of the reference asset at exercise and the strike price, offset by the premium received for writing the option contract.

The Put-Write Index sells one-day maturity put option contracts on SPX on a daily basis that generally seeks to provide income through premiums received. The Put-Write Index subjects the ELNs, and therefore the Fund, to the risk of loss associated with price decreases of SPX below the strike price. The Put-Write Index sells out-of-the-money one-day maturity put option contracts on SPX on a daily basis. The Put-Write Index’s investment in these option contracts provides coverage of approximately 100% of the Fund’s assets due to the Fund’s investment weightings in the ELNs, on that given day. The effect of these sold put option contracts is to (1) generate premiums associated with approximately 100% of the Fund’s portfolio, providing for the recurring monthly income and (2) expose the Fund to the downside risk of SPX to the extent the level of SPX falls below the option strike price during the one day option period. If the Put-Write Index experiences any losses based off the price movements of SPX, as a result of the 100% notional value utilized by the Put-Write Index, the losses incurred by the ELNs the Fund invests in will be greater than those experienced by SPX. The Put-Write Index utilizes “5 delta” put option contracts with single-day expiration dates, the combination of which are designed to reduce the likelihood such option contracts finish “in-the-money.” “Delta” is a measurement to calculate the probability that an option contract will finish “in-the-money” and a 5 delta put option contract has a 5% chance of finishing in-the-money. While the Put-Write Index seeks to minimize the risk associated with the written put option contracts, the Put-Write Index and ELNs subject the Fund to risk of loss, including the risk that the Fund may lose the entirety of its principal amount invested in an ELN.

For additional information regarding the option contracts utilized by the Put-Write Index, see “Additional Information About the Fund’s Principal Investment Strategies”.

Equity Portfolio

The Fund seeks to provide the potential for capital appreciation, as well as the potential for income, through the Equity Portfolio. The Fund anticipates investing approximately 50% of its assets in select equity securities of companies that are in the U.S. Equity Index. As a result, the Fund will not experience the full extent of the investment gains or losses of the U.S. Equity Index, because only a portion of the Fund’s assets (i.e., approximately 50%) are invested in the Equity Portfolio.

The U.S Equity Index seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. The U.S. Equity Index is comprised of the common stock of the largest 500 U.S. companies ranked by total market capitalization (according to the securities’ free float market capitalization) in descending order. The U.S. Equity Index is rebalanced and reconstituted quarterly. For additional information relating to the U.S. Equity Index, see “Additional Information About the Fund’s Principal Investment Strategies”. The Fund will not invest in each component of the U.S. Equity Index. Rather, the Fund’s investment weightings of the constituents of the U.S. Equity Index in the Equity Portfolio will seek to provide returns that are substantially similar to the U.S. Equity Index. To the extent the Fund’s representative sampling approach fails to replicate the returns of the U.S. Equity Index, the level of noncorrelation with the returns of the U.S. Equity Index could increase and the Fund may further underperform the U.S. Equity Index.

The Fund may receive additional income through the Equity Portfolio to the extent it invests in equity securities of companies that pay dividends. Any dividend payments received by the Fund will be paid to investors as part of its anticipated monthly distributions.

U.S. Treasury Bills and Money Market Funds

The Fund invests approximately 15%–20% of its assets in: (1) U.S. Treasuries with maturities of less than one-year (the Sub-Adviser generally expects to use U.S. Treasuries with one or three month maturities) ; and/or (2) money market funds. U.S. Treasury securities are government debt instruments issued by the United States Department of Treasury and are backed by the full faith and credit of the United States government. Money market funds is a type of fund that invests in cash, cash equivalents and short-term debt securities, and seeks to generate income while minimizing risk. It is possible for the Fund to lose money by investing in money market funds. Money market funds are subject to management fees and other expenses of those funds, and the Fund will bear proportionately the costs incurred by the money market funds’ operations in addition to the Fund’s management fee. The Fund’s investment in U.S. Treasuries and/or money market funds provides additional income opportunity to the Fund.

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Equity Securities Risk. The Fund has exposure to the equity securities markets because it holds equity securities directly and indirectly through its exposure to SPX provided by its investments in ELNs. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of Shares will fluctuate with changes in the value of the equity securities that the Fund holds as well as the constituents of SPX.

Equity-Linked Notes Risk. The Fund’s investments in ELNs entitles it to receive recurring monthly payments from the premiums the ELNs generated by selling put option contracts. However, this strategy limits the opportunity of the ELN to profit since, as the writer of the put option contracts, it does not participate in any gains experienced by the SPX and subjects the ELN, and therefore the Fund, to risk of loss. The ELNs in which the Fund invests will seek to replicate the Put-Write Index, which provides exposure to out-of-the-money daily put option contracts. If SPX were to fall in value and the option contracts became in-the-money, the ELN, and therefore the Fund, would lose value. Further, the ELNs in which the Fund invests, on a daily basis, will sell put option contracts that have a value greater than the assets invested in the ELN (specifically 3x). Such increased exposure may subject the Fund to losses incurred by the ELN, if any, that are greater than the losses of those experienced by SPX if the SPX declines more the strike price of the put option contracts. In this regard, the ELN (and therefore the Fund) may experience greater losses than SPX if the value of SPX decreases significantly on any day. That notwithstanding, the Fund’s exposure to losses in its investments in the ELNs is limited to its principal investment in such ELNs. Investing in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly. Investments in ELNs often have risks similar to the underlying instruments, which include market risk. In addition, since ELNs are in note form, ELNs are subject to risks of debt securities. Should the prices of the underlying instruments move in an unexpected manner, the Fund may not achieve the anticipated benefits of its investments in ELNs, and may realize losses, which could be significant and could include the Fund’s entire principal investment. Investments in ELNs are also subject to liquidity risk, which may make ELNs difficult to sell and value. A lack of liquidity may also cause the value of the ELNs to decline. In addition, ELNs may exhibit price behavior that does not correlate with the underlying securities. The Fund’s ELN investments are subject to the risk that issuers and/or counterparties will fail to make payments when due or default completely. The value of the Fund’s ELN investments may be adversely affected if any of the counterparties such ELN utilizes for its option contracts fail to deliver on its obligation under such option contract or is subject to an actual or perceived deterioration in their credit quality. Unlike a direct investment in equity securities, ELNs typically involve a term or expiration date, potentially increasing the Fund’s turnover rate, transaction costs and tax liability.

Put-Write Risk. Put option contracts may be subject to volatile swings in price influenced by the underlying reference asset. Although the Fund receives the premiums from the put option contracts written by the ELNs, the losses experienced by the Fund if the level of SPX falls below the strike price may outweigh the gains to the Fund from the receipt of the option premiums. With respect to the Fund’s assets invested in the ELNs, the Fund’s returns are limited to the amount of option premiums it receives, however, the Fund can potentially lose its entire investment in the ELNs if the value of SPX drops significantly below the strike price prior to the expiration date of the option contract utilized by the ELNs. Additionally, market conditions may negatively impact the amount of premiums received from selling put-write option contracts or impact the strike price of the option contracts, subjecting the Fund to more risk of loss.

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability to effectively implement the option contracts. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. The effective use of option contracts also depends on the Fund’s ability to terminate its option contracts at times deemed desirable to do so, which cannot be assured.

Income Risk. The Fund’s income received, and therefore distributed, may vary and decline due to market conditions, among other factors. The Fund receives income from any dividends received through its investments in the equity securities of the U.S. Equity Index as well as income received from the ELNs implementing the Put-Write Strategy. If dividends announced by the equity securities that comprise the Equity Portfolio decrease and/or premiums received by the ELN (and distributed to the Fund) decrease, the Fund will distribute less income.

Large Capitalization Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through exposure to the U.S. Equity Index provided by the ELN, has significant exposure to large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Upside Participation Risk. The Fund’s exposure to SPX that is provided by the ELN has no upside participation. Therefore, any upside potential for the Fund will be limited to gains of the Equity Portfolio, plus any income generated through dividends and premiums. Because the Fund only invests a portion of its assets in the U.S. Equity Index directly, its upside participation in the returns of the U.S. Equity Index is limited. Further, because the Fund uses an optimized investment strategy in the implementation of the Equity Portfolio, the Fund will weight securities differently than the U.S. Equity Index, which may cause the Fund to underperform or overperform the U.S. Equity Index based on those different weightings.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the U.S. Equity Index and/or similarly situated funds. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy, including, but not limited to, the weights of the equity securities in the Equity Portfolio and the Fund’s exposure to ELNs with exposure to the Put-Write Index.

Counterparty Risk. The Fund is subject to counterparty risk directly through its investment in ELNs (as well as to the extent it invests in option contracts directly), and indirectly through the option contracts held by the ELNs. Counterparty risk is the risk an issuer, guarantor or counterparty of a security is unable or unwilling to meet its obligation on the security. In the event that the counterparty becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Credit Risk. Credit risk is the risk that issuer or other obligated party associated with the Fund’s investments in ELNs may be unable or unwilling to make dividend, interest and/or principal payments when due. In addition, the value of the ELNs may decline because of concerns about the issuer’s ability or unwillingness to make such payments.

Restricted Securities Risk. The ELNs in which the Fund invests may be considered “restricted securities.” Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale. Restricted securities include private placement securities that have not been registered under the applicable securities laws, such as Rule 144A securities, and are generally subject to strict restrictions on resale. Restricted securities may be illiquid as they generally are not listed on an exchange and may have no active trading market. That notwithstanding, the ELNs in which the Fund will invest are redeemable and callable by the issuer.

U.S. Treasury Security Risk. The Fund invests in U.S. Treasuries, which are government debt instruments issued by the U.S. Department of Treasury and are backed by the full faith and credit of the United States government. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasuries trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasuries may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of U.S. Treasuries to decline. U.S. Treasuries are subject to interest rate risk, but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities.

Money Market Funds Risk. Money market funds are subject to management fees and other expenses, and the Fund's investments in money market funds will cause it to bear proportionately the costs incurred by the money market funds' operations while simultaneously paying its own management fees and expenses. An investment in a money market fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; it is possible to lose money by investing in a money market fund. To the extent that the Fund invests in money market funds, the Fund will be subject to the same risks that investors experience when investing in money market funds. These risks may include the impact of significant fluctuations in assets as a result of the cash sweep program or purchase and redemption activity in those funds.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to Sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Correlation Risk. Embedded in the value of the Fund’s ELNs are the value of the put option contracts. Prior to the expiration date of the put option contract, its value may vary because of related factors other than the value of the underlying reference assets of the option contracts. Factors that may influence the value of the option contracts include interest rate changes and implied volatility levels of underlying reference assets of the options, among others. Additionally, the Fund utilizes an optimization strategy to replicate the returns of the U.S Equity Index in the Equity Portfolio. The Fund may not be able to achieve a perfect degree of correlation to the U.S. Equity Index through implementing this strategy. Any amount of such non-correlation may adversely impact the Fund’s returns.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. If a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. In the event that trading in the underlying options contracts is limited or absent, the value of the Fund’s options contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the options contracts. The trading in options contracts may be less deep and liquid than the market for certain other securities. In a less liquid market for the options contracts, terminating the options contracts may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the options contracts, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the options contracts and the value of your investment.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value (“NAV”) and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of option contracts or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. The value of Shares may also decline as a result of market conditions. Factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of Shares. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s portfolio investments and could result in disruptions in the trading markets.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV and the bid/ask spread on Shares may widen.

Security Issuer Risk. Issuer specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code, and accordingly the Fund must satisfy certain income, asset diversification and distribution requirements each year. Among other requirements, the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income and the Fund’s assets must be diversified so that at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, subject to certain other limitations. The Fund will also need to manage its exposure to derivatives counterparties for purposes of satisfying the diversification test. If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance. Additionally, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear and may have adverse tax consequences, including but not limited to the Fund losing its status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Valuation Risk. The value of the Fund’s ELNs, as well as to the extent the Fund invests directly in option contracts, subjects it to valuation risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its investments may become more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Milliman Financial Risk Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings – Principal, Senior Director, Head of Portfolio Management at Milliman

•	Rebekah Lipp – ETF Portfolio Manager

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in [______] 2024.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to provide current income while providing the potential for capital appreciation. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”). The Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities and derivative instruments (such as ELNs) that give economic exposure to equity securities. The Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in this policy.

U.S. Equity Index

The Fund invests in equity securities that comprise the U.S. Equity Index, which seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. The U.S. Equity Index ranks U.S. companies by total market capitalization in descending order, with the security having the highest market capitalization assigned a rank of 1. Securities selected for inclusion in the U.S Equity Index are selected as follows:

•	The securities with the top 425 market capitalizations are included.

•	The next 75 components are selected by first selecting companies that are constituents of the Equity Portfolio Index prior to the Equity Portfolio Index reconstitution and ranked outside of the top 425 in market capitalization rankings at the time of the reconstitution. The securities within the market capitalization rank of 426-600 within this pool will be chosen until the total number of components selected equals 500.

•	If fewer than 500 components exist after the foregoing step, the highest-ranking securities that were not previously Equity Portfolio Index components are then added until 500 companies are included.

ELNs and the Put-Write Index

The Fund invests in ELNs as part of its principal investment strategies. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and that are designed to offer a return linked to the underlying instruments within the ELN. The ELNs in which the Fund will invest are expected to be sold by major global financial institutions. The ELNs are not traded on an exchange. However, the ELNs are redeemable with the issuer and are callable by the issuer upon 90 days notice to the Fund. The ELNs will have maturities of approximately one-year.

The ELNs will sell standardized listed put option contracts. In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option contract the right to buy or sell a particular asset at a specified future date at an agreed upon price. A put option contract gives the buyer of the put option contract the right (but not the obligation) to sell, and the seller of the put option contract (the “writer”) the obligation to buy, a specified amount of an underlying security at a pre-determined price (the “strike price”). If the price of the reference asset finishes above the strike price, the option contract expires worthless and the writer of the put option contract will experience a gain equal to the premium received for selling the option contract. If the price of the reference asset finishes below the strike price, the writer of the put option contract will experience losses equal to the difference between the price of the reference asset at exercise and the strike price, offset by the premium received for writing the option contract.

Selling a put option contract entitles the seller to a premium equal to the value of the option at the time of trade and subjects the writer to the risk of loss if the price of the reference asset decreases below the strike price. The ELNs owned by the Fund are structured to use out-of-the-money short put option contracts embedded within them. Therefore, the ELN is subject to the risk of SPX losses, but generates recurring income by selling, on a daily basis, put option contracts. The ELNs the Fund will invest in entitles the Fund to monthly payments that represent the premiums generated by the short put options positions within the ELN. Therefore, the ELNs provide recurring cash flow to the Fund based on the premiums received from selling the put option contracts and are an important source of the Fund’s return. Because the ELNs utilize short put option contracts, the ELNs (and therefore the Fund), is subject to the downside returns experienced by SPX, if such losses exceed the level of the strike price of the particular put option contract. While the Put-Write Index seeks to reduce the risk of loss by utilizing 5 delta put option contracts, the put option contracts subject the ELN, and therefore the Fund, to the risk of loss, and the Fund may lose the entirety of its investment in the ELNs.

The Goldman Sachs Enhanced Daily Put Writing Index and its data (collectively, the “Index”) are provided “AS IS” and “AS AVAILABLE” without warranty or liability of any kind, whether express or implied, and no copying or distribution is permitted.  The Index owner and its third party data providers make no representation or warranty, express or implied, regarding the advisability of investing in any products that utilize the Index, and do not sponsor, promote, issue, sell or otherwise recommend or endorse any product utilizing the Index. The Index owner and its third party data providers do not have any obligation to take the needs of the holders of any products utilizing the Index into consideration in determining, composing or calculating the Index. INDEX OWNER DOES NOT GUARANTEE THE ACCURACY, TIMELINESS, AND/OR COMPLETENESS OF THE INDEX OR OF THE METHODOLOGY UNDERLYING THE INDEX, THE CALCULATION OF THE INDEX OR ANY DATA SUPPLIED BY IT FOR USE IN CONNECTION WITH ANY PRODUCT THAT UTILIZES THE INDEX.  INDEX OWNER EXPRESSLY DISCLAIMS ALL LIABILITY FOR ANY SPECIAL, PUNITIVE, DIRECT, INDIRECT OR CONSEQUENTIAL DAMAGE EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Fund Investments

Principal Investments

Equity Securities

The Fund invests in equity securities, which primarily includes common stocks. Equity securities represent an ownership position in a company. The prices of equity securities fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions.

Equity-Linked Notes

ELNs are hybrid derivative-type instruments that are designed to combine the characteristics of one or more reference securities (e.g., a single stock, a stock index or a basket of stocks (“underlying securities”)) and a related equity derivative. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and are designed to offer a return linked to the underlying securities within the ELN. ELNs are available with an assortment of features, such as periodic coupon payments (e.g., monthly, quarterly or semiannually), varied participation rates (the rate at which a Fund participates in the appreciation of the underlying securities), limitations on the appreciation potential of the underlying securities by a maximum payment or call right, and different protection levels on a Fund’s principal investment. If the ELN is held to maturity, the issuer would pay to the purchaser the underlying instrument’s value at maturity with any necessary adjustments.

Option Contracts

In general, an option contract is an agreement between a buyer and a seller that gives the purchaser of the option the right to purchase or sell the underlying asset (or deliver cash equal to the value of an underlying index) at a specified price (“strike price”) within a specified time period.

Options contracts on an index give one party the right to receive or deliver cash value of the particular index, and another party the obligation to receive or deliver the cash value of that index. Option contracts on an individual security such as an ETF give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. A put option contract allows the holder of the put option contract to sell a specific asset at a pre-determined price. A call option contract allows the holder of the call option contract to buy a specific asset at a pre-determined price. Many options are exchange-traded and are available to investors with set or defined contract terms (standardized options) and are settled through a clearing house and are guaranteed (though are still subject to risk, including counterparty risk). The Fund intends to use standardized listed options.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. The Fund’s option contracts are exchange-traded, and therefore will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by Innovator as the “Valuation Designee” pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board. The Fund will enter into option contracts in accordance with Rule 18f-4 under the 1940 Act, which requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

U.S. Treasuries

U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury that are backed by the full faith and credit of the United States Government.

Money Market Funds

The Fund may invest in money market funds, which are investment companies that invest in short-term higher quality securities and are designed to provide high liquidity with a lower risk profile. The money market funds in which the Fund invests may either seek to maintain a stable $1 NAV (“stable NAV money market funds”) or that have a share price that fluctuates (“variable NAV market funds”). Although an underlying stable NAV money market fund seeks to maintain a stable $1 NAV, it is possible for the Fund to lose money by investing in such a money market fund. Because the share price of an underlying variable NAV market fund will fluctuate, when the Fund sells the shares it owns they may be worth more or less than what the Fund originally paid for them. In addition, neither type of money market fund is designed to offer capital appreciation. Certain underlying money market funds may impose a fee upon the sale of shares or may temporarily suspend the ability to sell shares if such fund’s liquidity falls below required minimums.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above.

Equity Securities Risk. The Fund has exposure to the equity securities markets because it holds equity securities directly in the Equity Portfolio and indirectly through its exposure to SPX provided by its investments in ELNs. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Fund has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole, including, but not limited to, changes in interest rates. Historically, the equity markets have moved in cycles so that the value of the Fund’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response. The value of Shares will fluctuate with changes in the value of the equity securities that the Fund holds as well as the constituents of SPX.

Equity-Linked Notes Risk. When the Fund invests in ELNs, it receives cash from the premiums received by selling put option contracts. However, this strategy limits the opportunity of the ELN to profit since, as the writer of the put option contracts, it does not participate in any gains experienced by the SPX and subjects the ELN, and therefore the Fund, to risk of loss. The ELNs in which the Fund invests will seek to replicate a Put-Write Index, which provides exposure to out-of-the-money daily put option contracts. If SPX were to fall in value and the option contracts became in-the-money, the ELN, and therefore the Fund, would lose value. Further, the ELNs in which the Fund invests, on a daily basis, will sell put option contracts that have a value greater than the assets invested in the ELN. Such increased exposure may subject the Fund to losses incurred by the ELN, if any, that are greater than the losses of those experienced by SPX if the SPX declines more the strike price of the put option contracts. In this regard, the ELN (and therefore the Fund) may experience greater losses than SPX if the value of SPX decreases significantly on any day. That notwithstanding, the Fund’s exposure to losses in its investments in the ELNs is limited to its principal investment in such ELNs. Investing in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly. Investments in ELNs often have risks similar to the underlying instruments, which include market risk. In addition, since ELNs are in note form, ELNs are subject to risks of debt securities, such as credit and counterparty risk. Should the prices of the underlying instruments move in an unexpected manner, the Fund may not achieve the anticipated benefits of an investment in an ELN, and may realize losses, which could be significant and could include the Fund’s entire principal investment. Investments in ELNs are also subject to liquidity risk, which may make ELNs difficult to sell and value. A lack of liquidity may also cause the value of the ELN to decline. In addition, ELNs may exhibit price behavior that does not correlate with the underlying securities. The Fund’s ELN investments are subject to the risk that issuers and/or counterparties will fail to make payments when due or default completely. The value of the Fund’s ELN investments may be adversely affected if any of the counterparties such ELN utilizes for its option contracts fail to deliver on its obligation under such option contract or is subject to an actual or perceived deterioration in their credit quality.

Put-Write Risk. Put option contracts may be subject to volatile swings in price influenced by the underlying reference asset. Although the Fund receives premiums on the put option contracts written by the ELN, the losses experienced by the Fund if the level of SPX falls below the strike price may outweigh the gains to the Fund from the receipt of the option premiums. With respect to the Fund’s assets invested in the ELNs, the Fund’s returns are limited to the amount of option premiums it receives, however, the Fund can potentially lose its entire investment in the ELN if the value of SPX drops significantly below the strike price prior to the expiration date of the option contract utilized by the ELN. Additionally, market conditions may negatively impact the amount of premiums received from selling put-write option contracts or impact the strike price of the option contracts, subjecting the Fund to more risk of loss.

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability to effectively implement the option contracts in pursuit of the Fund’s investment objective. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. The effective use of option contracts also depends on the Fund’s ability to terminate its option contracts at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an advantageous price. In addition, the value of the options contracts utilized by the Fund may not increase or decrease at the same rate as the reference asset on a day-to-day basis (although they generally move in the same direction). However, as an option contract approaches its expiration date, its value typically increasingly moves with the value of the reference asset. The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 in its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to implement its principal investment strategies.

Income Risk. The Fund’s income received, and therefore distributed, may vary and decline due to market conditions, among other factors. The Fund receives income from any dividends received through its investments in components of the U.S. Equity Index as well as income received from the ELNs implementing the Put-Write Strategy. If dividends announced by the components of the U.S. Equity Index decrease and/or premiums received by the ELN (and distributed to the Fund) decrease, the Fund will distribute less income.

Large Capitalization Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through exposure to the U.S. Equity Index provided by the ELN, has significant exposure to large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Upside Participation Risk. The Fund’s exposure to SPX that is provided by the ELN has no upside participation. Therefore, the gains experienced by the Fund will be limited to gains of the Equity Portfolio, plus any income generated through dividends and premiums. Further, because the Fund only invests a portion of its assets in the U.S. Equity Index directly, its upside participation in the returns of the U.S. Equity Index is limited. Because the Fund uses an optimized investment strategy in the implementation of the Equity Portfolio, the Fund will weight securities differently than the U.S. Equity Index, which may cause the Fund to underperform or overperform the U.S. Equity Index based on those different weightings.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the U.S. Equity Index and/or similarly situated funds. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy, including, but not limited to, the weights of the equity securities in the Equity Portfolio and the Fund’s exposure to ELNs with exposure to the Put-Write Index.

Counterparty Risk. The Fund is subject to counterparty risk directly through its investment in ELNs (as well as to the extent it invests in option contracts directly), and indirectly through the option contracts held by the ELNs. Counterparty risk is the risk an issuer, guarantor or counterparty of a security is unable or unwilling to meet its obligation on the security. In the event that the counterparty becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Credit Risk. Credit risk is the risk that issuer or other obligated party associated with the Fund’s investments in ELNs may be unable or unwilling to make dividend, interest and/or principal payments when due. In addition, the value of the ELNs may decline because of concerns about the issuer’s ability or unwillingness to make such payments.

Restricted Securities Risk. The ELNs in which the Fund invests may be considered “restricted securities.” Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale. Restricted securities include private placement securities that have not been registered under the applicable securities laws, such as Rule 144A securities, and are generally subject to strict restrictions on resale. Restricted securities may be illiquid as they generally are not listed on an exchange and may have no active trading market. That notwithstanding, the ELNs in which the Fund will invest are redeemable and callable by the issuer.

U.S. Treasury Security Risk. The Fund invests in U.S. Treasuries, which are government debt instruments issued by the U.S. Department of Treasury and are backed by the full faith and credit of the United States government. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasuries trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasuries may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of U.S. Treasuries to decline. U.S. Treasuries are subject to interest rate risk, but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities.

Money Market Funds Risk. Money market funds are subject to management fees and other expenses, and the Fund's investments in money market funds will cause it to bear proportionately the costs incurred by the money market funds' operations while simultaneously paying its own management fees and expenses. An investment in a money market fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; it is possible to lose money by investing in a money market fund. To the extent that the Fund invests in money market funds, the Fund will be subject to the same risks that investors experience when investing in money market funds. These risks may include the impact of significant fluctuations in assets as a result of the cash sweep program or purchase and redemption activity in those funds.

Money market funds are open-end registered investment companies that historically have traded at a stable $1.00 per share price. However, money market funds that do not meet the definition of a “retail money market fund” or “government money market fund” under the 1940 Act are required to transact at a floating NAV per share (i.e., in a manner similar to how all other non-money market mutual funds transact), instead of at a $1.00 stable share price. Money market funds may also impose liquidity fees in certain circumstances, including times of market stress or heavy redemptions. If the Fund invested in a money market fund with a floating NAV, the impact on the trading and value of the money market instrument may negatively affect the Fund’s.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to Sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Correlation Risk. Embedded in the value of the Fund’s ELNs are the value of the put option contracts. Prior to the expiration date of the put option contract, its value may vary because of related factors other than the value of the underlying reference assets of the option contracts. Factors that may influence the value of the option contracts include interest rate changes and implied volatility levels of underlying reference assets of the options, among others. Additionally, the Fund utilizes an optimization strategy to replicate the returns of the U.S Equity Index in the Equity Portfolio. The Fund may not be able to achieve a perfect degree of correlation to the U.S. Equity Index through implementing this strategy. Any amount of such non-correlation may adversely impact the Fund’s returns.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. If a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. In the event that trading in the underlying options contracts is limited or absent, the value of the Fund’s options contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the options contracts. The trading in options contracts may be less deep and liquid than the market for certain other securities. In a less liquid market for the options contracts, terminating the options contracts may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the options contracts, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the options contracts and the value of your investment.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value (“NAV”) and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The securities in the Fund are subject to market fluctuations, and the Fund could lose money due to short-term market movements and over longer periods during market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Values of securities may change due to factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of securities. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s investments and could result in disruptions in the trading markets. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors or other economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could result in disruptions to trading markets and could also adversely affect the prices and liquidity of a Fund’s holdings. Any of such circumstances could result in increased market volatility and/or have a materially negative impact on the value of Shares or the liquidity of an investment. During any such events, Shares may trade at greater premiums or discounts to their NAV and the bid/ask spread on Shares may widen. The future potential economic impact of any such future events is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The Fund’s NAV represents the value of the Fund’s investments and is calculated by taking the sum of the Fund’s assets less the Fund’s liabilities, if any. The NAV per Share is the value of a Share’s portion of all of the Fund’s net assets. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV. Additionally, decisions by market makers and/or authorized participants or reduced effectiveness of the arbitrage process in maintaining the relationship of the Fund’s NAV to the market price of its Shares could result in the Shares trading at a premium, or discount to NAV and the bid/ask spread on Shares may widen.

Security Issuer Risk. Issuer specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code, and accordingly the Fund must satisfy certain income, asset diversification and distribution requirements each year. Among other requirements, the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income and the Fund’s assets must be diversified so that at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, subject to certain other limitations. The Fund will also need to manage its exposure to derivatives counterparties for purposes of satisfying the diversification test. If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance. Additionally, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear and may have adverse tax consequences, including but not limited to the Fund losing its status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Valuation Risk. The value of the Fund’s ELNs, as well as to the extent the Fund invests directly in option contracts, subjects it to valuation risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its investments may become more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs. Innovator serves as investment adviser to [    ] exchange-traded funds, each of which is a separate series of the Trust. [As of [ , 2024], Innovator had [__] assets under management.]

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

[    ] and [    ] serve as the Fund’s portfolio managers.

•	[ ]

•	[ ]

For additional information concerning Innovator and Parametric, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.__% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund is available in the Fund’s Annual Report to shareholders for the fiscal period ended October 31, 2024.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to any sub-adviser or the sub-advisory agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to any sub-adviser or a sub-advisory agreement within 90 days of the change.

Additional Information Relating to the Declaration of Trust

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board to bring the subject action unless an effort to cause the Board to bring such action is excused. A demand on the Board shall only be excused if a majority of the Board a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended, the Securities Exchange Act of 1934, as amended and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust. The provisions of the Declaration of Trust are not intended to restrict any shareholder rights under the federal securities laws and do not mandate the adjudication of federal securities laws claims through arbitration.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

Authorized participants may acquire Shares directly from the Fund, and authorized participants may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

The Fund does not impose restrictions on the frequency of purchases and redemptions (“market timing”), and has adopted no policies and procedures with respect to market timing activities. In making this determination, the Board considered the risks associated with market timing activities by the Fund’s shareholders, including, dilution, disruption of portfolio management, increases in the Fund’s trading costs and the potential for the realization of capital gains.

Shares may be purchased and redeemed directly from the Fund only when aggregated into one or more Creation Units by authorized participants that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares detailed above. To the extent the Fund may effect the issuance or redemption of Creation Units in exchange wholly or partially for cash, such trades could result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by authorized participants increases. However, direct trading by authorized participants is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from authorized participants that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund, however the Fund expects to make such dividend payments on a quarterly basis. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax advisor about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distribution tests. The Fund intends to treat any income that it may derive from its option contracts as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the option contracts as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of option contracts is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of the net assets of the Fund, which is calculated by taking the market price of the Fund’s total assets, including any interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent is the NAV per Share.

Section 2(a)(41) of the 1940 Act provides that when a market quotation is readily available for a fund’s portfolio investments, such investment must be valued at the market value. Rule 2a-5 under the 1940 Act defines a readily available market quotation as “a quoted price (unadjusted) in active markets for identical investments that the fund can access at a measurement date, provided that a quotation will not be readily available if it is not reliable.” If a market quotation is not “readily available” the portfolio investment must be fair valued as determined in good faith by a fund’s board of trustees. Rule 2a-5 allows a fund’s board of trustees to designate the fund’s investment adviser as the “valuation designee” to perform fair value determinations subject to certain conditions. In accordance with Rule 2a-5, the Board has appointed Innovator as the “Valuation Designee” for the Fund’s portfolio investments. Investments will be fair valued as determined in good faith in accordance with the policies and procedures established by Innovator as the Valuation Designee pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board of Trustees. As a general principle, “fair value” represents a good faith approximation of the value of a portfolio investment and is the amount the Fund might reasonably expect to receive from the current sale of that investment in an arm’s-length transaction. The use of fair value prices may result in prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. While the Valuation Procedures (defined below) are intended to result in the Fund’s NAV calculation that fairly reflects the values as of the time of pricing, the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below). In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded option contracts (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued. Any fair value determination will be made in accordance with the policies and procedures established by Innovator as Valuation Designee in accordance with Rule 2a-5.

Valuations of the ELNs are priced generally at an evaluated price provided by a counterparty and independently valued by an approved independent third party.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information is therefore not available.

Innovator Equity Income Daily Put-Write ETF

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent SAI, annual or semi-annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 109 North Hale Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135